Exhibit 99.1

Genius Group Announces Record Date for Spinoff

SINGAPORE, August 7, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces the timeline, record date and share distribution date for the spinoff of Entrepreneur Resorts Ltd (“ERL”).

On August 1, 2023, the Singapore High Court approved the spinoff of ERL from Genius Group, with a capital reduction and share distribution to all Genius Group shareholders at the record date of US$38,380,873 in the form of restricted ordinary shares in ERL, pursuant to a private placement transaction exempt from registration under the provisions of the Securities Act of 1933, as amended.

ERL is currently listed as a public company on the main board of MERJ Exchange in the Seychelles. Genius Group has now commenced the process to transfer ERL to the Upstream, a new non-US MERJ Exchange market. This process is anticipated to be completed within 30-45 days.

Genius Group has set the record date for a full share count of its shares for the purpose of the distribution as August 31, 2023.

Shareholders who hold shares of Genius Group on the record date (ie. Shares purchased and held 2 days or more prior to August 31, 2023) will be entitled to receive an equal proportion of the total shares in Entrepreneur Resorts Ltd to be distributed at the share distribution date. The exact per share rate will be announced to shareholders soon after the record date.

Genius Group has set the share distribution date of ERL on or about September 29, 2023. All shareholders entitled to the distribution will be notified in September 2023. All shareholders will receive restricted shares in ERL, which may be eligible for removal of restrictions and traded on Upstream six months after the share distribution date, if certain requirements are met.

Following the share distribution, shares of Genius Group and ERL will trade as securities of two separate public companies, with Genius Group dual listed on NYSE American and Upstream (Ticker: GNS), and ERL listed on Upstream (Ticker: ERL).

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

About Entrepreneur Resorts Ltd

Entrepreneur Resorts is a public listed company on the Main Board of the MERJ Exchange (ticker: ERL) that is a leading group of resorts, retreats and co-working cafes for entrepreneurs. The company owns entrepreneur resorts in Bali and South Africa which run entrepreneur retreats and workshops. It also owns Genius Café, an entrepreneur beach club in Bali, and Genius Central, an entrepreneur coworking hub in Singapore.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com